July 14, 2025

Menachem Shalom
Chief Executive Officer, Chief Financial Officer, and Director
Nukkleus Inc.
575 Fifth Ave, 14th Floor
New York, NY 10017

        Re: Nukkleus Inc.
            Form 10-KT for Period Ended December 31, 2024
            File No. 001-39341
Dear Menachem Shalom:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services